UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             Jones Intercable, Inc.
                        --------------------------------
                                (Name of Issuer)

                      CLASS A COMMON STOCK, PAR VALUE $.01
                        --------------------------------
                         (Title of Class of Securities)

                                   480206-200
                        --------------------------------
                                 (CUSIP Number)

                                  Stanley Wang
                               Comcast Corporation
                               1500 Market Street
                      Philadelphia, Pennsylvania 19102-2148
                                 (215) 665-1700
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 22, 1998
                   ------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-a(a) for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 480206-200                    13D                          Page 2 of 9

1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                             Comcast Corporation

================================================================================
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [   ]

                                                                       (b) [ x ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

================================================================================
4.   SOURCE OF FUNDS*

                                                                              WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e)
                                                                           [   ]
================================================================================
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                    Pennsylvania
================================================================================

NUMBERS OF SHARES   7.   SOLE VOTING POWER
  BENEFICIALLY      ============================================================
    OWNED BY        8.   SHARED VOTING POWER
      EACH          ============================================================
   REPORTING        9.   SOLE DISPOSITIVE POWER
  PERSON WITH       ============================================================
                    10.  SHARED DISPOSITIVE POWER
                                                                       6,400,000
================================================================================
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                       6,400,000
--------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                           [   ]
================================================================================
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           18.0%
================================================================================
14.  TYPE OF REPORTING PERSON*

                                                                              CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 480206-200                 13D                             Page 3 of 9

          The summary descriptions contained in this Statement of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto and incorporated herein by reference.

Item 1.   Security and Issuer
--------------------------------------------------------------------------------

          This Statement relates to shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Jones Intercable, Inc., a Colorado corporation (the "Company").

          The address of the Company's principal executive office is 9697 E. Mineral Avenue, Englewood, Colorado 80112.

Item 2.   Identity and Background
--------------------------------------------------------------------------------

          (a) This Statement on Schedule 13D is filed by Comcast Corporation, a Pennsylvania corporation ("Comcast"). A list of the directors and executive officers of Comcast is attached hereto as Annex A. All of the executive officers and directors of Comcast are citizens of the United States, except John Alchin who is a citizen of Australia.

          (b) The address of Comcast's principal office is 1500 Market Street, Philadelphia, PA 19102-2148.

          (c) Comcast is principally engaged in the development, operation and management of wired telecommunications including cable television and telephone services; wireless communications, including cellular, personal communication services and direct-to-home satellite television; and content through programming investments.

          (d)(e) Neither Comcast nor, to the best of its knowledge, any person named in Annex A of this statement, during the last five years (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds
--------------------------------------------------------------------------------

          Comcast has not acquired any shares of Class A Common Stock as of the date of the filing of this Schedule 13D. Pursuant to a Purchase and Sale Agreement, dated May 22, 1998, by and among BCI Telecom Holding Inc. ("BTH"), BTH (US Cable) Limited, a wholly owned subsidiary of BTH ("US Cable"), BTH (Intercable) Limited, a wholly owned subsidiary of BTH ("Intercable"), and Comcast (the "Purchase and Sale Agreement"), Comcast agreed to buy from BTH, among other things, (i) 6,400,000 shares of Class A Common Stock owned by US Cable and (ii) immediately following the exercise and closing of the control option held by Intercable to purchase 2,878,151 shares of Common Stock, par value $.01 per share,

CUSIP No. 480206-200                 13D                             Page 4 of 9

("Common Stock") of the Company from certain of the Company's stockholders (the "Control Option"), all shares of capital stock of the Company owned by BTH and its affiliates at such time.

          Pursuant to the Purchase and Sale Agreement, Comcast will pay BTH $500,000,000 in cash, 80% of which will be due at the time of the Initial Purchase (as defined in the Purchase and Sale Agreement) and 20% of which will be due at the time of the Final Purchase (as defined in the Purchase and Sale Agreement). Comcast has agreed to provide BTH with sufficient funds from time to time to fulfill BTH's investment commitment pursuant to the Shareholders Agreement (as defined in Item 6 below) and to exercise any rights of first refusal or tag-along rights for which Comcast has delivered a notice of preference expressing a desire that BTH exercise such rights. Comcast has also agreed to provide Intercable with the funds necessary to exercise the Control Option, which sum cannot be determined until the Control Option is exercised. Comcast anticipates financing its obligations under the Purchase and Sale Agreement through its working capital.

Item 4.   Purpose of Transaction
--------------------------------------------------------------------------------

          Comcast acquired its interest in the Shares (as defined in Item 5) as the result of having entered into the Purchase and Sale Agreement described in
Item 6, below. Comcast entered into the Purchase and Sale Agreement and acquired its interest in the Shares for the purpose of investing in and, ultimately, obtaining control of shares of capital stock sufficient to elect a majority of the board of directors of, the Company. Comcast intends periodically to review the Company's business affairs, financial position and prospects. Based on such review, as well as the status of any discussions it may have with the Company and/or Mr. Glenn R. Jones ("Jones"), and on general economic, industry and market conditions existing at the time, and on such other factors as it may determine to be relevant Comcast may consider additional or alternative courses of action. Such actions may include the acquisition of additional shares of Class A Common Stock or Common Stock through open market purchases or otherwise.

          In addition, as stated in the Purchase and Sale Agreement, Comcast intends to explore the possibility of a consensual transaction with Jones and/or the Company and BTH. Such a transaction, if undertaken, could involve obtaining the consent of Jones and the Company to an immediate and direct acquisition by Comcast of BTH's entire equity interest in the Company and/or one or more of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

          There can be no assurance that Comcast will purchase any additional shares of Class A Common Stock or Common Stock, obtain control of the Company, obtain the consent of Jones and the Company to an alternative transaction, enter into any agreements with Jones and/or the Company or take any of the other actions enumerated above. Except as set forth above, neither Comcast, nor, to the best of Comcast's knowledge, any of the persons named on Annex A, has any plan or proposal which would relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of Issuer
--------------------------------------------------------------------------------

          (a) Based upon the Company's annual report on Form 10-K for the fiscal year ended December 31, 1997, filed with the Securities and Exchange Commission ("SEC") and information

CUSIP No. 480206-200                 13D                             Page 5 of 9

provided by BTH, Comcast believes that as of February 20, 1998, the Company had 35,578,398 shares of Class A Common Stock issued and outstanding. For purposes of Rule 13d-3 promulgated by the SEC under the Securities Exchange Act of 1934, as amended, Comcast may be deemed to have the right to acquire, and therefore to be the beneficial owner of, 6,400,000 shares of Class A Common Stock (the "Shares") (which represents approximately 18.0% of such class). As described in
Item 6 below, Comcast also may have the right under certain circumstances to acquire additional shares of the capital stock of the Company.

          Because of the existence of the Purchase and Sale Agreement, Comcast may be deemed pursuant to Rule 13d-5(b)(1), to be a member of a "group" with BTH. Comcast, however, expressly disclaims that it is a member of a "group" with BTH.

          (b) Comcast has shared dispositive power over the Shares with US Cable but Comcast has neither sole nor shared power to vote the Shares.

          (c) No transactions in Class A Shares have been effected during the last sixty (60) days by Comcast or, to the best of Comcast's knowledge, any director or executive officer of Comcast.

          (d) To the best of Comcast's knowledge, BTH and US Cable have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

          (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
--------------------------------------------------------------------------------

          On May 22, 1998, Comcast entered into the Purchase and Sale Agreement, pursuant to which BTH agreed to sell to Comcast, among other things, (i) as soon as practicable following August 20, 1998 (or such earlier date as Comcast may elect but in any event prior to December 31, 1998), 6,400,000 shares of Class A Common Stock owned by US Cable (the "Initial Purchase") and (ii) immediately following the exercise and closing of the Control Option all shares of capital stock of the Company owned by BTH and its affiliates at such time (the "Final Purchase").

          During the period between the Initial Purchase and the Final Purchase, BTH and its affiliates will continue to own at least 15% of the Class A Common Stock issued and outstanding and will continue to exercise their rights and fulfill their obligations under the Shareholders Agreement, dated December 20, 1994, by and among Glenn R. Jones, Jones International, Ltd., BTH and the Company (the "Shareholders Agreement") and the Option Agreements with Jones International, Ltd., Glenn Jones Grantor Business Trust, Jones Space Segment, Inc., Jones Global Group, Inc., Jones Interdigital, Inc. and Jones Entertainment Group, Ltd., all dated as of December 20, 1994.

          Pursuant to the Purchase and Sale Agreement, Comcast will pay BTH $500,000,000 in cash consideration, 80% of which will be due at the time of the Initial Purchase and 20% of which

CUSIP No. 480206-200                 13D                             Page 6 of 9

will be due at the time of the Final Purchase. Amounts due from time to time under the Purchase and Sale Agreement (including amounts owned by BTH to Comcast as described below) will be made together with accrued interest, calculated at the 90 day LIBOR rate plus 1%.

          Pursuant to the Purchase and Sale Agreement, BTH covenants to consult with Comcast from time to time prior to exercising certain consent rights held by BTH under the Shareholders Agreement. Comcast has the right to deliver a notice of preference with respect to such matters to BTH and, if BTH decides not to act consistently with such notice, it shall be obligated to make a one time payment to Comcast of $150,000,000 and in such event Comcast could elect not to consummate the Final Purchase.

          BTH further covenants that upon the Control Option becoming exercisable, BTH will exercise such Control Option only at Comcast's direction and following deposit by Comcast of funds sufficient to exercise the Control Option in escrow.

          The Initial Purchase is subject to satisfaction or waiver of a number of conditions precedent, including without limitation, receipt of all material regulatory consents (other than franchise approvals), absence of applicable law or injunction which would prevent such purchase or the exercise of the Control Option, truth and accuracy of representations and warranties, absence of any material adverse change in the Company since March 31, 1998, and accuracy of all material reports filed by the Company with the Securities and Exchange Commission since March 31, 1995. The Final Purchase is conditioned upon satisfaction of similar conditions as the Initial Purchase (other than absence of material adverse change) plus the additional conditions that all material franchise approvals shall have been obtained and BTH shall have exercised its rights under the Shareholders Agreement in a manner consistent with certain "notices of preference" delivered by Comcast from time to time, as set forth above.

          In the event that BTH, US Cable, Intercable or Comcast are unable to consummate the Final Purchase, BTH may be required to return a portion of the purchase price paid prior to such date, depending on the reasons for and the consequence of such failure, in each case as set forth in Section 8.8 of the Purchase and Sale Agreement.

Item 7.   Materials to Be Filed as Exhibits
--------------------------------------------------------------------------------

Exhibit Number      Description

     1 Purchase and Sale Agreement dated as of May 22, 1998, among BTH, US Cable, Intercable, and Comcast

CUSIP No. 480206-200                 13D                             Page 7 of 9

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 1, 1998                                 COMCAST CORPORATION

                                             By: /s Arthur Block
                                                 -------------------------------
                                                 Arthur Block
                                                 Vice President

CUSIP No. 480206-200                 13D                             Page 8 of 9

                                     Annex A

             Executive Officers and Directors of Comcast Corporation

Name                      Position          Principal Occupation and Business   Principal Business in which such
                                            Address                             employment is conducted

Ralph J. Roberts          Executive         Chairman of the Board               Ownership and operation of cable
                          Officer and       Comcast Corporation                 television systems and broadband
                          Director          1500 Market Street                  communication services
                                            Philadelphia, PA

Julian A. Brodsky         Executive         Vice Chairman                       Ownership and operation of cable
                          Officer and       Comcast Corporation                 television systems and broadband
                          Director          1500 Market Street                  communication services
                                            Philadelphia, PA

Brain L. Roberts          Executive         President                           Ownership and operation of cable
                          Officer and       Comcast Corporation                 television systems and broadband
                          Director          1500 Market Street                  communication services
                                            Philadelphia, PA

John R. Alchin1           Executive         Senior Vice President and           Ownership and operation of cable
                          Officer           Treasurer                           television systems and broadband
                                            Comcast Corporation                 communication services
                                            1500 Market Street
                                            Philadelphia, PA

Lawrence S. Smith         Executive         Executive Vice President            Ownership and operation of cable
                          Officer           Comcast Corporation                 television systems and broadband
                                            1500 Market Street                  communication services
                                            Philadelphia, PA

Stanley Wang              Executive         Senior Vice President, Secretary    Ownership and operation of cable
                          Officer           and General Counsel                 television systems and broadband
                                            Comcast Corporation                 communication services
                                            1500 Market Street
                                            Philadelphia, PA

1.   Citizen of Australia

CUSIP No. 480206-200                 13D                             Page 9 of 9

Name                      Position          Principal Occupation and Business   Principal Business in which such
                                            Address                             employment is conducted
Daniel Aaron              Director          Retired                             Retired
                                            c/o Comcast Corporation
                                            1500 Market Street
                                            Philadelphia, PA

Gustave Amsterdam         Director          Retired                             Retired
                                            135 South 19th Street
                                            Philadelphia, PA

Sheldon M. Bonovitz       Director          Duane, Morris & Heckscher           Law
                                            One Liberty Place
                                            Philadelphia, PA

Joseph L. Castle          Director          Chairman, CEO and Director          Energy business
                                            Castle Energy Corporation
                                            One Radnor Corporate Center
                                            Suite 250
                                            Radnor, PA

Bernard C. Watson         Director          1616 Walnut Street                  Retired
                                            Suite 1402
                                            Philadelphia, PA  19103

Irving A. Wechsler        Director          Partner                             Public accounting
                                            Wechsler, Wolsh & Associates
                                            340 One Olive Place
                                            Pittsburgh, PA

Anne Wexler               Director          Chairman                            Consulting for government relations
                                            The Wexler Group                    and public affairs
                                            1317 F Street, NW
                                            Washington, DC